Exhibit (d)(5)

Fee Waiver Agreement

This Fee Waiver Agreement (this “Agreement”) is entered into between Amplify Investments LLC, a Delaware limited liability company (“Amplify Investments” or the “Adviser”) and Amplify ETF Trust, a Massachusetts business trust (the “Trust”), on behalf of each of its series of open-end exchange-traded funds (each, a “Fund”), as of February 10, 2026, except for the Fund(s) listed on Schedule B attached hereto (as may be amended from time to time).

Whereas, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and each Fund is a series of the Trust;

Whereas, the Adviser and the Trust, on behalf of each Fund, are parties to investment advisory agreements (the “Advisory Agreements”), pursuant to which the Adviser provides investment advisory services to each Fund in consideration of compensation based on the value of the average daily net assets of such Fund (the “Advisory Fee”);

Whereas a Fund’s investment in other open-end exchange-traded funds may include an investment in other Funds that are series of the Trust for which the Adviser provides investment advisory services (together, the “Affiliated Funds”) pursuant to an agreement between each Affiliated Fund and the Adviser (each, an “Affiliated Fund Advisory Agreement). Pursuant to an Affiliated Fund Advisory Agreement, the Adviser provides investment advisory services to each Affiliated Fund in consideration of compensation based on the value of the average daily net assets of such Affiliated Fund (the “Affiliated Fund Advisory Fee”);

Whereas, the Adviser has determined that it is appropriate and in the best interests of each Fund and its shareholders to waive and/or reimburse to each Fund a portion of its Advisory Fee in an amount equal to the proportionate share of any Affiliated Fund Advisory Fee the Adviser earns on a Fund’s investment in an Affiliated Fund (the “Fee Waiver”). The Trust, on behalf of each Fund, and the Adviser, therefore, have entered into this Agreement in order to effect the Fee Waiver for each Fund on the terms and conditions set forth in this Agreement; and

Now, Therefore, in consideration of the foregoing facts and other good and valuable consideration, the parties hereto hereby agree as follows:

1.	Fee Waiver. During the Term (as defined in Section 3 below), the Adviser agrees to waive a portion of a Fund’s Advisory Fee necessary to offset the Fund’s proportionate share of any Affiliated Fund Advisory Fee incurred through the Fund’s investment in an Affiliated Fund.

2.	Other Expense Limitation Agreements. Nothing herein shall otherwise affect the terms of any other expense limitation agreements between the Adviser or its affiliates and a Fund. For purposes of calculating the extent of any fee waivers or expense reimbursements under such agreements, the Adviser shall calculate waivers or reimbursements, if any, under any expense limitation agreement(s) prior to waiving a Fund’s Advisory Fee pursuant to this Agreement.

3.	Term and Renewal. The initial term (“Term”) of the Fee Waiver with respect to a Fund shall begin on the date hereof (or the date on which a Fund is added to Schedule A, if later) and end with respect to a Fund after the close of business on the date indicated on Schedule A. The Agreement shall automatically renew for successive one-year terms, unless the Adviser provides written notice to a Fund of the termination of the Agreement, which notice shall be received by a Fund at least thirty (30) days prior to the end of the then-current Term.

4.	Termination. This Agreement may be terminated at any time, with respect to any Fund, by the Board of Trustees of the Trust upon sixty (60) days’ written notice to the Adviser. This Agreement will terminate automatically if the Advisory Agreement with respect to a Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination. Amendment or termination of this Agreement does not require approval from Fund shareholders.

5.	Excluded Funds. Notwithstanding anything to the contrary herein, this Agreement shall not apply to any Fund listed on Schedule B attached hereto, as such Schedule B may be amended from time to time by mutual written agreement of the parties.

6.	Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if delivered by registered or certified mail, or by electronic mail to the address or email address of the receiving party set forth below such party’s signature on this Agreement, or to such other address or email address as may be designated in writing by such party.

7.	Entire Agreement; Amendments. This Agreement supersedes and abrogates all prior understandings, communications and agreements (whether written or oral) between the parties with respect to the subject matter hereof, and this Agreement constitutes the entire agreement between the parties with respect to such subject matter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

8.	Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois (without regard to principles of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court’s decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

In Witness Whereof, the parties hereto have executed this Agreement as of the day and year first above written.

Amplify Investments LLC	Amplify ETF Trust, on behalf of each Fund

By:	By:
Name:	Name:

Schedule A
(Effective as of February 10, 2026)

Name of Fund	Original Effective Date	Initial Term
Each series of the Trust, except for the Fund(s) listed on Schedule B	February 10, 2026	January 29, 2027[1]

[1]	The Agreement will automatically renew for successive one-year terms, unless terminated or modified at any time by the Adviser or Board of Trustees in accordance with the terms of the Agreement

Schedule B
(Effective as of February 10, 2026)

Excluded Funds